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                                  UNITED STATED
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

         Global Preferred Holdings, Inc. (formerly The WMA Corporation)
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                   37941Y 10 9
                                 (CUSIP Number)

     James F. Tenney, Merritt & Tenney LLP, 200 Galleria Parkway, Suite 500,
                     Atlanta, Georgia 30339, (770) 952-6550
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 January 1, 2002
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]


CUSIP No.................................................................................................  37941Y 10 9

(1) Names of Reporting Persons.  I.R.S. Identification Nos. Of Above Person (Entities only)..............  S. Hubert Humphrey, Jr.

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) ................................................................................................  N/A
     (b) ................................................................................................  N/A

(3) SEC Use Only ........................................................................................

(4) Source of Funds (See Instructions)...................................................................  PF

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) No

(6) Citizenship or Place of Organization.................................................................  United States

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
 Number           (7) Sole Voting Power..............................................................    950,453 (1)
 of Shares
 Beneficially
 by Owned by      (8) Shared Voting Power............................................................    0
 Each Reporting
 Person With
                  (9) Sole Dispositive Power.........................................................    950,453 (1)

                  (10) Shared Dispositive Power......................................................    0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person....................................    950,453 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See instructions)............................................................................

(13) Percent of Class Represented by Amount in Row (11)..............................................    22.9%

(14) Type of Reporting Person (See Instructions).....................................................    IN


(1) Includes 100,454 shares of common stock for which Mr. Humphrey holds voting proxies through a company of which he is the principal stockholder.

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ITEM 1.  SECURITY AND ISSUER:

         This statement relates to the common stock of Global Preferred Holdings, Inc., whose principal office is located at 11315 Johns Creek Parkway, Duluth, Georgia 30097
 ...............................................................................
ITEM 2 IDENTITY AND BACKGROUND
A) NAME:
S Hubert Humphrey, Jr.
 ...............................................................................
ITEM 2
(B) RESIDENCE OR BUSINESS ADDRESS:
3975 Johns Creek Court, Suite 100, Suwanee, Georgia 30024
 ...............................................................................
ITEM 2
(C) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS
CONDUCTED: President of World Money Group, Inc., 3975 Johns Creek Court, Suite 100, Suwanee, Georgia 30024
 ...............................................................................
ITEM 2
(D) None
 ...............................................................................
ITEM 2
(E) None.
 ...............................................................................
ITEM 2
(F) CITIZENSHIP:
United States
 ...............................................................................
ITEM 3.  SOURCE AND AMOUNT OF FUNDS WITH OTHER CONSIDERATION:

         Mr. Humphrey acquired 66,666 shares of the Issuer's Series A Convertible Preferred non-voting stock in June, 2000, which converted automatically to common stock on a one-for-one basis on January 1, 2002. Mr. Humphrey used his own personal funds in the amount of $999,990 to acquire the shares of preferred stock. No additional funds were required at the time of conversion to common stock. The Issuer declared a three-for-two stock split on its common stock as of August 24, 2001 that was reflected in the conversion of preferred into common stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The transaction being reported is the acquisition of 99,999 additional shares of the Issuer's common stock resulting from an automatic conversion of Series A preferred stock of the Issuer on January 1, 2002. Such additional shares were acquired solely for investment purposes. Mr. Humphrey has no present plans or proposals which relate to or would result in transactions set forth in
Item 4(a) through (j) inclusive.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) See responses to Items 11 through 13 and the accompanying footnote on the Cover Page of this Schedule.

         (b) See responses to Items 7 through 10 and the accompanying footnote on the Cover Page of this Schedule.

         (c) Shares of Series A preferred stock held by Mr. Humphrey were automatically converted into common stock on January 1, 2002.

         (d) Not Applicable.
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         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: January 9, 2002


Signature:.       /s/ S. Hubert Humphrey, Jr.
          ------------------------------------------
          Name/Title: S. Hubert Humphrey, Jr.


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.